The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 8, 2008, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 21, 2008 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Applied Biosystems Inc. and Invitrogen Corporation (Nasdaq: symbol 'IVGN') became effective on November 21, 2008. Each share of Applied Biosystems Group-Common Stock of Applied Biosystems Inc. shareholders elected to receive: 'Cash Election' - $38.00, without interest, in cash, OR 'Stock Election' - 0.8261 of a share of Invitrogen Common Stock OR 'Mixed Election' - $17.10, without interest, in cash and 0.4543 of a share of Invitrogen Common Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 24, 2008.